Filed Pursuant to Rule 433

Registration No. 333-274977-01

Ameren Illinois Company

Pricing Term Sheet

September 15, 2025

Issue:	5.625% First Mortgage Bonds due 2055

Principal Amount:	$350,000,000, which will be part of the same series of First Mortgage Bonds issued on March 3, 2025 in the principal amount of $350,000,000

Coupon (Interest Rate):	5.625% per annum

Maturity Date:	March 1, 2055

Benchmark Treasury:	4.750% due May 15, 2055

Benchmark Treasury Price:	101-16+

Benchmark Treasury Yield:	4.655%

Spread to Benchmark Treasury:	+75 basis points

Re-offer Yield:	5.405%

Offering Price (Issue Price):	103.196% of the principal amount, plus accrued interest thereon from and including September 1, 2025 to, but not including, the Settlement Date (such accrued interest totaling $1,367,187.50 on the Settlement Date)

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2026

Optional Redemption:	Prior to September 1, 2054 (the “Par Call Date”) redeemable, in whole or in part, at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the First Mortgage Bonds to be redeemed matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 15 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the First Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed, plus accrued and unpaid interest thereon to the redemption date.

Qualified Reopening:	This offering of First Mortgage Bonds is expected to qualify as a “qualified reopening” under U.S. Treasury regulations of the 5.625% First Mortgage Bonds due 2055 issued on March 3, 2025.

Expected Ratings (Moody’s/S&P)*:	A1 (Stable) / A (Stable)

Trade Date:	September 15, 2025

Settlement Date:	September 26, 2025 (T+9)**

CUSIP / ISIN:	02361D BC3 / US02361DBC39

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Fifth Third Securities, Inc.

Co-Managers:	Academy Securities, Inc. Cabrera Capital Markets LLC Samuel A. Ramirez & Company, Inc.

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated September 15, 2025.

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**	It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about the Settlement Date specified above, which will be the ninth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the First Mortgage Bonds initially are expected to settle in T+9, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, (ii) TD Securities (USA) LLC toll-free at 1-855-495-9846 or (iii) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.